# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Odysight.ai Inc., CIK 0001577445
CUSIP: 81063V204
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 12 Abba Hillel Silver Road, Ramat Gan, Israel (L3), 5250606
Date of event which requires filing of this statement: 08/20/2026
Filed by CIK 0001321178
Persons authorized to receive notices and communications: Perry Wildes, Adv., One Azrieli Center, Tel Aviv, Israel (L3), 6701101, 972-3-607-4444

## Reporting persons
- M. Arkin (1999) Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4,135,724; sole dispositive power 0; shared dispositive power 4,135,724; aggregate amount beneficially owned 4,135,724 (20.4% of the class)
  Comment: Rows (8), (10) and (11): The beneficial ownership of the securities reported herein is described in Items 5(a) and (b).
  
  Row 13: Based on 20,244,405 shares of Common Stock outstanding on August 20, 2026, as provided by the Issuer.
- Moshe Arkin (CIK 0001321178): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 6,770,562; shared voting power 0; sole dispositive power 6,770,562; shared dispositive power 0; aggregate amount beneficially owned 6,770,562 (33.34% of the class)
  Comment: Rows (7). (9) and (11): The beneficial ownership of the securities reported herein is described in Items 5(a) and (b).
  
  Row 13: Based on 20,244,405 shares of Common Stock outstanding on August 20, 2026, as provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Odysight.ai Inc.
Address of issuer's principal executive offices: 12 Abba Hillel Silver Road, Ramat Gan, Israel (L3), 5250606
Comment: This Schedule 13D ("Schedule 13D") relates to the shares of common stock, par value $0.001 per share (the "Common Stock"), of Odysight.ai Inc., a Nevada corporation (the "Issuer"). The Reporting Persons (as defined below) previously reported their beneficial ownership on a Schedule 13G filed with the Securities and Exchange Commission on March 6, 2025, pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended. This Schedule 13D is being filed by the Reporting Persons after acquiring beneficial ownership during the preceding 12 months in excess of 2% of the outstanding shares of Common Stock, as described more fully below.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly by M. Arkin (1999) Ltd. ("Arkin Ltd.") and Mr. Moshe Arkin (together, the "Reporting Persons"). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as an exhibit hereto.
Residence or business address:
Arkin Ltd. is organized under the laws of the State of Israel and has a business address of 11 Hamanofim Street (Building B, 9th Floor), Herzliya 4672562, Israel. The principal business of Arkin Ltd. is managing private capital and operating as a multi-asset investment and venture capital firm.

Moshe Arkin is a citizen of Israel whose principal business is Chairman of the Board of Arkin Holdings Ltd. Mr. Arkin also serves as a director of the Issuer. The business address of Mr. Arkin and Arkin Holdings is 11 Hamanofim Street (Building B, 9th Floor), Herzliya 4672562, Israel.
Present principal occupation or employment: The information set forth above in Item 2(b) of this Schedule 13D is hereby incorporated by reference into this Item 2(c), as applicable
Criminal convictions in the last five years: During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The information set forth above in Item 2(a) of this Schedule 13D is hereby incorporated by reference into this Item 2(f), as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On May 19, 2020, Arkin Ltd. purchased 4,132,232 shares of Common Stock from the Issuer for $2,000,000 and received warrants to purchase an aggregate of 6,198,348 shares of Common Stock.

On February 23, 2021, Arkin Ltd. exercised a warrant in part and acquired 336,135 shares of Common Stock in exchange for $200,000.

On March 31, 2021, Arkin Ltd. purchased 2,000,000 shares of Common Stock from the Issuer for $1,800,000 and received a warrant to purchase 2,000,000 shares of Common Stock.

On August 12, 2021, the Issuer effected a 1-for-9 reverse share split of the Common Stock (the "Reverse Share Split"). Immediately following the Reverse Share Split, the total number of shares of Common Stock held by Arkin Ltd. was 718,708.

On November 8, 2021, Arkin Ltd. exercised a warrant in part and acquired 192,220 shares of Common Stock in exchange for $1,029,338.

On March 22, 2023, Phoenix Insurance Company Ltd. ("Phoenix") purchased, on behalf of Mr. Arkin, 2,352,941 shares of Common Stock from the Issuer for $10,000,000 and received a warrant to purchase 2,352,941 shares of Common Stock.

On June 6, 2023, Arkin Ltd. purchased 1,300,909 shares of Common Stock in a secondary transaction for $3,902,797 and 91,056 shares of Common Stock in another secondary transaction for $273,168.

On July 15, 2024, Arkin Ltd. purchased an aggregate of 656,250 shares of Common Stock from the Company in a PIPE transaction for an aggregate of $3,150,000.

On March 25, 2026, Phoenix exercised a warrant on a net cashless basis and acquired 271,897 shares of Common Stock.

On August 20, 2026, Arkin Ltd. purchased 1,125,000 shares of Common Stock from the Issuer for $3,600,000.

The funds used by the Reporting Persons as consideration for the shares of Common Stock came from their respective working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons intend to review the performance of their investment in the Issuer from time to time. Depending on various factors, including the business, prospects and financial position of the Issuer, the current and anticipated future price levels of the Common Stock and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to them, each of the Reporting Persons will take such actions with respect to their investment in the Issuer as they deem appropriate in light of the circumstances existing from time to time. Each of the Reporting Persons may purchase additional equity in the Issuer or may, and hereby reserve the right to, dispose of some or all of their holdings in the open market, in public offerings, in privately negotiated transactions or in other transactions, including swaps and other derivative transactions, subject to applicable securities laws.

Other than as described above, neither of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although each Reporting Person reserves the right to develop such plans).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7 through 13 on the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

On August 20, 2026, the securities reported herein were beneficially owned as follows:

4,135,724 shares of Common Stock (representing 20.4% of the shares of Common Stock outstanding) were beneficially held by Arkin Ltd., consisting of (i) 4,084,143 shares of Common Stock and (ii) options to acquire 51,581 shares of Common Stock granted on behalf of Mr. Arkin's service as a director of the Issuer that are vested and exercisable or that will become vested and exercisable within sixty (60) days of August 20, 2026; and

6,770,562 shares of Common Stock (representing 33.34% of the shares of Common Stock outstanding) were beneficially held by Moshe Arkin, consisting of (i) 2,624,838 shares of Common Stock held by Phoenix Insurance Company Ltd. on behalf of Mr. Arkin and (ii) options to acquire 10,000 shares of Common Stock that are vested and exercisable or that will become vested and exercisable within sixty (60) days of August 20, 2026, held by Mr. Arkin. The number also includes the shares of Common Stock held by Arkin Ltd. described above, of which Mr. Arkin serves as the Chairman and sole shareholder and over which shares of Common Stock Mr. Arkin may be deemed to have beneficial ownership.
Number of shares as to which each person has sole or shared power to vote or dispose: The information provided in Item 5(a) above is hereby incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth in this Schedule 13D, none of the Reporting Persons has engaged in any transaction during the past 60 days in respect of the Common Stock.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In exchange for his services as a director of the Issuer, Mr. Arkin received various stock options (directly and indirectly through Arkin Ltd.) to purchase shares of Common Stock, as follows:

On February 15, 2021, Arkin Ltd. received options to purchase up to 16,025 (after giving effect to the Reverse Share Split) shares of Common Stock at an exercise price of $2.61 per share. The options vested over three years, with 1/3 vesting on February 15, 2022 and the remaining 2/3 vesting in equal quarterly installments over the following two years, and are fully vested and exercisable. The options terminate on April 9, 2028;

On May 13, 2021, Arkin Ltd. received options to purchase up to 5,556 (after giving effect to the Reverse Share Split) shares of Common Stock at an exercise price of $4.50 per share. The options vested over three years, with 1/3 vesting on May 13, 2022 and the remaining 2/3 vesting in equal quarterly installments over the following two years, and are fully vested and exercisable. The options terminate on May 13, 2028;

On July 9, 2023, Arkin Ltd. received options to purchase up to 30,000 shares of Common Stock at an exercise price of $3.00 per share. The options vested over three years, with 1/3 vesting on July 9, 2024 and the remaining 2/3 vesting in equal quarterly installments over the following two years, and are fully vested and exercisable. The options terminate on July 9, 2030; and

On September 16, 2024, Mr. Arkin received options to purchase up to 15,000 shares of Common Stock at an exercise price of $4.80 per share. The options vest over three years, with 1/3 vesting on September 16, 2025 and the remaining 2/3 vesting in equal quarterly installments over the following two years subject to Mr. Arkin's continued service. As of the date hereof, options to purchase 10,000 shares of Common Stock are fully vested and exercisable. The options terminate on September 16, 2031.

The options are subject to the Issuer's Form of Notice of Option Grant and Option Agreement 2020 Share Incentive Plan (the "Stock Option Agreement"). The Stock Option Agreement also contains other standard terms and conditions.

The foregoing description of the Stock Option Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Option Agreement, which is filed as an exhibit and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1. Joint Filing Agreement, dated as of September 9, 2026, by and between the Reporting Persons.

Exhibit 2. Form of Notice of Option Grant and Option Agreement 2020 Share Incentive Plan (incorporated by reference to Exhibit 10.4 to the Issuer's Annual Report on Form 10-K filed with the SEC on March 28, 2023).

## Signatures
- M. Arkin (1999) Ltd.: /s/ Moshe Arkin, Moshe Arkin, Director (09/09/2026)
- Moshe Arkin: /s/ Moshe Arkin, Moshe Arkin (09/09/2026)